UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

II-VI Incorporated

(Exact name of registrant as specified in its charter)

Pennsylvania	0-16195	25-1214948
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

375 Saxonburg Boulevard, Saxonburg, PA		16056
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (724) 352-4455

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of II-VI Incorporated (“II-VI” or the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2019, to December 31, 2019 (the “2019 Reporting Period”).

Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals” or “3TGs”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

II-VI, a global leader in engineered materials and opto-electronic components, is a vertically integrated manufacturing company that develops innovative products for diversified applications in the industrial, optical communications, military, life sciences, semiconductor equipment, and consumer markets. Headquartered in Saxonburg, Pennsylvania, with research and development, manufacturing, sales, service, and distribution facilities worldwide, the Company produces a wide variety of application specific photonic and electronic materials and components, and deploys them in various forms, including integrated with advanced software, to enable its customers. The Company is committed to compliant and ethical business conduct and to responsibly sourcing materials. As such, the Company has put into place a due diligence program to ensure its contributions to upholding human rights and responsible practices across the supply chain.

On September 24, 2019, the Company acquired Finisar Corporation (“Finisar”), a leading provider of optical subsystems and components, located in Sunnyvale, CA (“Finisar Acquisition”), and Finisar became a wholly owned subsidiary of the Company. Prior to its acquisition, and during the majority of the 2019 Reporting Period, Finisar was an independent reporting company pursuant to the Rule, maintaining its own conflict minerals program. Because the Finisar Acquisition occurred late in the 2019 Reporting Period, and because Finisar maintained its own conflict minerals program for the majority of the 2019 Reporting Period, II-VI is filing separate Conflict Minerals Reports for II-VI and for Finisar. The Conflict Minerals Report filed as Exhibit 1.01(a) hereto relates solely to the operations of II-VI for the 2019 Reporting Period, and the Conflict Minerals Report filed as Exhibit 1.01(b) hereto relates solely to the operations of Finisar for the 2019 Reporting Period Beginning with reporting year 2020, the Company will incorporate Finisar into its conflict minerals program and reporting.

For the 2019 Reporting Period, the Company conducted an internal survey of its divisions and required each division to disclose whether any products manufactured or contracted to be manufactured by the division contained 3TGs and, if so, to identify the direct suppliers (“Tier 1 suppliers”) of such 3TGs. As a result of this internal survey, the Company determined that certain of its divisions manufacture, or contract to manufacture, products containing 3TGs which are necessary to the functionality or production of such products, as follows: (i) certain laser optics whose coatings contain gold, tantalum or tungsten, (ii) certain machined parts that may contain gold plating or tin solder, and (iii) various parts and components made of gold, tin, tantalum and tungsten that are incorporated into products offered by the Company (collectively referred to herein as the “Covered Products”).

Based upon the determination that the Rule applies to the above-referenced Covered Products, the Company undertook, with the assistance of Assent Compliance (“Assent”), a third-party service provider, a good-faith reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the 3TGs included in such Covered Products originated in the Covered Countries, and whether any of the 3TGs may be from recycled or scrap sources.

To implement the RCOI, the Company, with the assistance of Assent, conducted the following Tier 1supplier outreach and engagement:

•	An email was sent to Tier 1 suppliers describing the compliance requirements and requesting 2019 3TG information;

•	Following the introduction to the 2019 program and information request, several reminder emails were sent to each non- responsive Tier 1 supplier requesting survey completion; and

•

Tier 1 suppliers who remained non-responsive were contacted by phone and offered assistance in some cases. This assistance included further information about the Company’s Conflict Minerals compliance program, an explanation of why the information was being collected, a review of how the information would be used, and clarification regarding how the information could be provided.

The program utilized the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“EICC-GeSI Template”) for data collection. The EICC-GeSI Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide Conflict Minerals into a company’s supply chain. It includes questions regarding the origin of 3TGs included in a company’s products, including the identity of smelters and refiners, a company’s conflict-free policy, and a company’s engagement and due diligence with respect to its suppliers of 3TGs.

Tier 1 supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TGs, as well as the origin of those materials. Additional Tier 1 supplier contacts were conducted to address issues including: (i) implausible statements regarding no presence of 3TGs, (ii) incomplete data on EICC-GeSI Templates, (iii) responses that did not identify smelters or refiners, (iv) responses that indicated sourcing location without complete supporting information from the supply chain, and (v) organizations identified as smelter or refiners, but not verified as such through further analysis and research.

Therefore, the Company exercised due diligence on the source and chain of custody of 3TGs used in its Covered Products manufactured in calendar year 2019. Based upon the due diligence, including the RCOI results, the Company determined that the responses obtained were insufficient to form the basis for a reasonable determination as to the specific origin of all of the 3TGs used in the manufacturing process for the Covered Products. These due diligence efforts are described in the Conflict Minerals Reports provided as Exhibit 1.01(a) and Exhibit 1.01(b) to this Form SD.

The Company has developed a conflict minerals policy, which is publicly available on its website at https://www.ii-vi.com/csr/ to reflect a commitment to sourcing materials from companies that share its values on human rights, ethics and environmental responsibility. The Company expects its Tier 1 suppliers to develop internal conflict minerals policies, due diligence frameworks, and management systems which are designed to identify and ultimately eliminate from use in products sold to the Company any 3TGs that are known to come from sources funding armed groups in the Covered Countries.

This Form SD and the attached Conflict Minerals Reports for II-VI and for Finisar are publicly available on the Company website at https://www.ii-vi.com/csr/.

Item 1.02	Exhibit

The Conflict Minerals Reports required by Item 1.01 are filed as Exhibits 1.01(a) and 1.01(b) to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibits are filed as part of this report.

Exhibit	Description
1.01(a)	Conflict Minerals Report of II-VI Incorporated
1.01(b)	Conflict Minerals Report of Finisar Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

II-VI Incorporated

By:	/s/ Jo Anne Schwendinger
Jo Anne Schwendinger
Chief Legal & Compliance Officer

Dated: May 29, 2020

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